GE Asset Management	3001 Summer Street
Stamford, CT 06905
United States

T 203 708 2300

October 12, 2010

VIA EDGAR

Ms. Sheila Stout

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	General Electric S&S Program Mutual Fund (File No. 811-01494)

General Electric S&S Income Fund (File No. 811-21435)

Dear Ms. Stout:

This letter responds to the oral comments we received from you on September 14, 2010 concerning various filings made with the Securities and Exchange Commission (“Commission” or “SEC”) on behalf of the General Electric S&S Program Mutual Fund (the “Program Mutual Fund”) and the General Electric S&S Income Fund (the “Income Fund” and, together with the Program Mutual Fund, the “S&S Funds” or, separately, an “S&S Fund”). For convenience, we have attempted to restate your various comments.

1. Comment: You asked whether registration statements are prepared for the S&S Funds and, if not, the reason why.

Response: Each S&S Fund is a single series open-end management investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Each has also registered its units on Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”), together with securities for additional investment options offered under the General Electric Savings and Security Program (“S&S Program”). The S&S Program is a defined contribution profit sharing plan that qualifies for favorable tax treatment under Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended. It is offered to employees of General Electric Company (“GE”) and its affiliates.

Each S&S Fund is an “employees’ securities company,” as defined in Section 2(a)(13) of the Investment Company Act, that has previously received a Commission order under Section 6(b) granting relief from various provisions of the Investment Company Act, including Section 8(b) and Section 24.1 The relief from Section 8(b) exempts the S&S Funds from the requirement to file

[1]

See Investment Company Act Release No. 10971 (Dec. 4, 1979) (order granting relief to the General Electric S&S Long Term Interest Fund, the former name of the Income Fund); and Admin. Proc. File No. 3-1057, 813-26, 1968 SEC LEXIS 2735 (Nov. 5, 1968) (order granting relief to the Program

GE Asset Management

GE Asset Management

a registration statement on Form N-1A (or other form) in connection with registering under the Investment Company Act. The relief from Section 24 exempts the S&S Funds from the requirement to file the form prescribed by the Commission for use by open-end management investment companies (i.e., Form N-1A) for registering their units under the Securities Act.

As provided in Instruction G of Form S-8, the S&S Funds update the information constituting the Section 10(a) prospectus pursuant to Rule 428(a) under the Securities Act,2 in the following manner:

•

Plan information specified by Item 1 of Form S-8 required to be sent or given to employees participating in the S&S Funds and investing therein have been updated in the manner specified in Rule 428(b)(1) and has not been filed with the Commission, as provided in Instruction G.

•

Information on the S&S Funds have been updated by the filing of reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which have been incorporated by reference in the registration statement and the Section 10(a) prospectus.

2. Comment: You asked whether the S&S Funds are exempt from the Rule 24f-2 filing requirements.

Response: As indicated above, the S&S Funds obtained an exemption from Section 24 of the Investment Company Act and have registered units by filing Form S-8 under the Securities Act. Therefore, these funds do not rely on Section 24(f) to register an indefinite number of units and, accordingly, are not required to file Form 24F-2 as provided in Rule 24f-2 under the Investment Company Act.

3. Comment: You noted that Form N-PX for the S&S Funds were currently being filed by the Treasurer and that the SEC requires this form to be filed by the principal executive officer. You requested that the S&S Funds refile Form N-PX with the proper signature affixed.

Mutual Fund in context of proceedings instituted by order of the Commission pursuant to Section 40(a) of the Investment Company Act).

[2]

Rule 428(a)(1) states that where securities are to be offered pursuant to a registration statement on Form S-8, the following, taken together, shall constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act: (i) the document, or portions thereof as permitted by Rule 428(b)(1)(ii), containing the employee benefit plan information required by Item 1 of Form S-8; (ii) the statement of availability of registrant information, employee benefit plan annual reports and other information required by Item 2 of Form S-8; and (iii) the documents containing registrant information and employee benefit plan annual reports that are incorporated by reference in the registration statement pursuant to Item 3 of Form S-8.

GE Asset Management

GE Asset Management

Response: We reviewed the requirements of Form N-PX. Instruction F of this form provides that Form N-PX may be signed by a fund’s “principal executive officer or officers.” We have interpreted this provision to mean that officers other than a fund’s chief executive officer may sign Form N-PX. We are not aware of any changes that have been made to this requirement.

4. Comment: You noted that the descriptions for the exhibits on Form N-SAR for the S&S Funds were not correct and that we correct prospectively.

Response: We will correct with respect to future filings on Form N-SAR made for the S&S Funds.

5. Comment: You noted that in various Form N-Q filings made for the S&S Funds, there was missing information relating to Tax Cost and Unrealized Appreciation/Unrealized disclosures, and that we correct prospectively.

Response: We will correct with respect to future filings on Form N-Q made for the S&S Funds.

6. Comment: You noted that Form N-CSR filings for the S&S Funds were missing the $10,000 growth chart data as well as the signature for the independent auditors. You asked whether this was only with respect to the EDGAR filings or whether this information was also missing from the printed versions of Form N-CSR.

Response: After investigating, we have determined that the missing information was only with respect to the EDGAR version, and that the printed versions contained this information. We have since refiled on EDGAR to include the missing information.3

7. Comment: You noted that the Form N-CSR filings for each S&S Fund did not include any series and class information, and you requested that we include an explanation, as provided by Eunice Tsang, of the reason for this missing information in our response letter.

Response: As explained, each S&S Fund is a stand alone, single series investment company that has only a single class of securities. Each files its Form N-CSR using its own CIK.

* * * * * * * * * * * *

[3]	See Form N-CSR/A filings made via EDGAR for each of the S&S Funds on September 21, 2010.

GE Asset Management

GE Asset Management

We hope the foregoing adequately responds to your various comments regarding the filings made for the S&S Funds. If there are questions or additional comments concerning this, please contact the undersigned at (203) 708-2726 or joonwon.choe@ge.com.

Yours truly,

/s/ JoonWon Choe

Senior Vice President and Associate General Counsel

GE Asset Management